WAYSTAR HOLDING CORP.

SECURITIES TRADING POLICY

This Securities Trading Policy (“Policy”) contains the following sections:
1.0     General
2.0     Definitions
3.0     Statement of Policy
4.0    Other Prohibited Transactions
5.0    Certain Limited Exceptions
6.0    Pre-clearance of Trades and Other Procedures
7.0    10b5-1 and Other Trading Plans
8.0    Potential Criminal and Civil Liability and/or Disciplinary Action
9.0    Broker Requirements for Section 16 Persons
10.0    Confidentiality
11.0    Legal Effect of this Policy

1.0General
1.1Waystar Holding Corp. and its subsidiaries (collectively, the “Company”) have adopted this Policy to prevent insider trading or even allegations of insider trading. Strict adherence to this Policy will help safeguard both the Company’s reputation and integrity and your own. This Policy applies to all of the following (collectively, the “Insiders”), each of whom must, at all times, comply with the securities laws of the United States and all other applicable jurisdictions:
•the Company’s directors, officers, employees and any other persons the Company determines should be subject to this Policy, such as contractors and consultants (collectively, “Company Personnel”);
•the households of Company Personnel (including any person who lives in the household of Company Personnel whether or not a family member), and any family members of Company Personnel who do not live in their household but whose transactions in Company securities are directed by or subject the influence or control of Company Personnel (e.g., parents or children who consult with Company Personnel before they trade in Company securities); and
•trusts, corporations and other entities controlled by any of such persons.
1.2Notwithstanding the foregoing or anything to the contrary in this Policy, Insiders shall not include, and this Policy shall not apply to, any entity if such entity, or any affiliate thereof, is advised or managed by an investment advisor which is, or an affiliate of such investment advisor is, registered with the Securities and Exchange Commission (the “SEC”) as a registered investment adviser under the U.S. Investment Advisers Act of 1940, as amended, and is subject to policies or procedures designed to ensure compliance with federal securities laws and regulations prohibiting trading in the securities of a company on the basis of material, non-public information.

1.3Federal securities laws prohibit trading in the securities of a company while aware of “inside” information. These transactions are commonly known as “insider trading”. It is also illegal to recommend to others (commonly called “tipping”) that they buy, sell or retain the securities of a company to which such inside information relates. This includes any communication providing inside information on social media or other internal or external internet platforms. Anyone violating these laws is subject to personal liability and could face significant fines and criminal penalties, including imprisonment. Federal securities laws also create a strong incentive for the Company to deter insider trading by its employees. In the normal course of business, Company Personnel may come into possession of inside information concerning the Company, its industry, transactions in which the Company proposes to engage, or customers, partners, vendors, or other entities with which the Company does business. Therefore, the Company has established this Policy with respect to trading in its securities and securities of certain other companies. Any violation of this Policy could subject you to disciplinary action, up to and including termination. See Section 8.0.
1.4This Policy concerns compliance as it pertains to the disclosure of inside information regarding the Company or another company and to trading in securities while in possession of such inside information. In addition to requiring that Insiders comply with the letter of the law, it is the Company’s policy that Insiders exercise judgment so as to also comply with the spirit of the law and avoid even the appearance of impropriety.
1.5This Policy is intended to protect Insiders and the Company from insider trading violations. However, the matters set forth in this Policy are not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading. Appropriate judgment should be exercised in connection with all securities trading. If you have specific questions regarding this Policy or applicable law, please contact the Chief Legal Officer (or their designee).
2.0Definitions
2.1Family Members. For purposes of this Policy, the term “family members” includes family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control. Company Personnel are responsible for the transactions of their family members and therefore should make them aware of the need to confer with you before they trade in the Company’s securities or securities of companies we do business with.
2.2Material. Information is generally considered “Material” if a reasonable investor would consider it important in deciding whether to buy, sell or hold a security. The information may concern the Company or another company and may be positive or negative. In addition, it should be emphasized that Material information does not have to relate to a company’s business; information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could well be Material. Insiders should assume that information that would affect their consideration of whether to trade, or which might tend to influence the price of the security, is Material.
Examples of Material information may include, but are not limited to:
•earnings or other financial results, estimates, guidance, or projections, confirmations of or changes to previously released results, estimates or guidance, or projections;
•a significant merger, acquisition or divestiture proposal or agreement;

•investments, joint ventures or changes in assets;
•financings and other events involving the Company’s securities (e.g., public or private sales by the Company, its senior management or significant security holders, calls of securities for redemption, share repurchase plans, stock splits and changes to the rights of security holders);
•dividend information;
•acquisition, refinancing or repayment of significant indebtedness, bank borrowings outside of the ordinary course, or defaults in respect of any indebtedness;
•significant developments regarding lines of business and products, intellectual property, relations with regulators, partnerships, and consortiums, including the acquisition or loss of an important piece of intellectual property, customer, contract or relationship;
•changes in control or in senior management;
•a significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, including its facilities, data and information technology infrastructure;
•significant write-offs;
•changes in, or disagreements with, auditors or notifications that the Company may no longer rely on such firm’s report;
•significant pending or threatened litigation or governmental investigations or the resolution of such an action or investigation;
•significant cybersecurity risks or incidents concerning the Company or its confidential data; and
•layoffs, furloughs, bankruptcy, corporate restructuring or receivership, or the existence of severe liquidity problems.
Information that something is likely to happen or even just that it may happen can be Material. Courts often resolve close cases in favor of finding the information Material. Therefore, Insiders should err on the side of caution. Insiders should keep in mind that the rules and regulations of the SEC provide that the mere fact that a person is aware of the information is a bar to trading. It is no excuse that such person’s reasons for trading were unrelated to the information.
Before determining whether specific information may be deemed Material, please contact a member of the Legal Department.
2.3Non-Public Information. For the purpose of this Policy, all Company information is “Non-Public Information” until three criteria have been satisfied:
First, the information must have been widely disseminated by the Company. Generally, Insiders should assume that information has NOT been widely disseminated unless it has been disclosed by the Company in (i) a press release distributed through a widely disseminated news or wire service; (ii) a publicly available filing made with the SEC; or

(iii) another manner compliant with Regulation FD (Fair Disclosure). For additional information regarding disclosures made in compliance with Regulation FD, please see the Company’s External Communications Policy.

Second, the information disseminated must be some form of “official” announcement or disclosure to the public, which, in the case of information about the Company, must be made by the Company. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the rumors, speculation, or statements are accurate. Information that is available only to the Company’s employees, contractors, or other persons who owe a duty of confidentiality to the Company (including information that has been disclosed to the media under embargo) is to considered “Non-Public Information.”
Third, after the information has been disseminated, a period of time must pass sufficient for the information to be absorbed by the general public. As a general rule, information should not be considered fully absorbed until after at least one full trading session has elapsed on the Nasdaq Global Select Market (“Nasdaq”) after the information has been publicly disclosed in a manner compliant with Regulation FD. For example, if the Company announces Material Non-Public Information before trading begins on Thursday, then you may execute a transaction in securities of the Company on Friday; if the Company announces Material Non-Public Information after trading ends on Thursday, then you may execute a transaction in securities of the Company on Monday. In addition, as discussed further below, even if you are not aware of any Material Non-Public Information, certain Insiders may only trade Company securities during specific Window Periods (as defined below).
2.4Restricted Persons: The term “Restricted Persons” means Permanent Restricted Persons and Other Restricted Persons, as those terms are defined in Section 6.0.
2.5Section 16 Persons: The term “Section 16 Persons” means members of the Company’s Board of Directors and the Company’s “officers” (as defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as designated by the Company from time to time.
2.6Security or Securities. The term “security” or “securities” is defined very broadly by the securities laws and includes stock (common and preferred), stock options, warrants, bonds, notes, debentures, convertible instruments, put or call options (i.e., exchange-traded options) or other similar instruments.
2.7Trade or Trading. The term “trade” or “trading” means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including derivative exercises, gifts or other contributions, pledges, exercises of stock options granted under the Company’s stock plans, sales of stock acquired upon the exercise of options and trades made under an employee benefit plan such as a 401(k) plan.
3.0Statement of Policy
3.1General – Waystar. No Insider may trade the Company’s securities at any time when the Insider has Material Non-Public Information concerning the Company. It is the responsibility of the Insider to be certain that he or she does not have material Non-Public Information when determining to trade. For certain limited exceptions from prohibitions of trading imposed by this Policy, see Section 5.0 below.

3.2The Company is committed to observing all applicable laws and regulations. It is the Company’s policy to have the Chief Legal Officer assesses any potential transactions involving the Company’s securities in which the Company may engage to ensure that such transactions will comply with all applicable securities laws and regulations, including, without limitation, those relating to the offering or repurchase of the Company’s securities.
3.3General – Other Companies. No Insider may trade securities of another company at any time when the Insider has Material Non-Public Information about that company or its industry, including, without limitation, information about any of our customers, vendors, suppliers or partners, when that information was obtained, in whole or in part, as a result of the Insider’s employment or relationship to the Company.
3.4Tipping. No Insider may disclose (“tip”) Material Non-Public Information to any other person (including family members), and no Insider may make trading recommendations on the basis of Material Non-Public Information. In addition, Insiders should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal “tip”.
3.5Public Comment. No Insider who receives or has access to the Company’s Material Non-Public Information may comment on stock price movements or rumors of other corporate developments (including discussions on social media, blogs or online comment forums) that are of possible significance to the investing public unless it is part of the Insider’s job (such as Investor Relations) or the Insider has been specifically authorized in accordance with the Company’s External Communications Policy, which prohibits selective disclosure of Material Non-Public Information to market participants by persons acting on behalf of the Company. If you comment on corporate developments, stock price movements or rumors, or disclose Material Non-Public Information to a third party you must contact the Chief Legal Officer or their designee immediately.
3.6Media/Analyst Inquiries. In addition, it is generally the practice of the Company not to respond to inquiries and/or rumors concerning the Company’s affairs. If you receive inquiries concerning the Company from the media or inquiries from securities analysts or other members of the financial community, you should follow the Company’s External Communications Policy and refer such inquiries, without comment, to the Chief Legal Officer, the head of Investor Relations or the Company’s Chief Financial Officer (or their respective designees).
3.7Window Periods. Even if you are not aware of any Material Non-Public Information, Insiders designated by the Chief Legal Officer or their designee may only trade in the Company’s securities during the four Window Periods that occur each fiscal year or in connection with an SEC-registered primary or secondary underwritten offering of the Company and Restricted Persons must also receive pre-approval prior to any transaction involving the Company’s securities. Until the Chief Legal Officer or their designee determines otherwise, all Insiders will be subject to the restrictions of this Section 3.6. See Section 6.0. Notwithstanding the foregoing, an Insider may sell shares to generate cash to meet tax liabilities incurred by such person in connection with the vesting, settlement or exercise of an equity award granted under our equity incentive plans outside of a Window Period, so long as such Insider makes the election to sell such shares for such purposes during a Window Period when it otherwise has no Material Non-Public Information.
3.8Policy Effective Time. An Insider who is aware of Material Non-Public Information when they cease to be an Insider, may not trade in the Company’s securities until that information has become public or is no longer material. In addition, this Policy continues in effect for all Restricted Persons until the opening of the first Window Period after termination of employment or other relationship with the Company, except that, unless notified otherwise by the Company, the pre-clearance requirements set forth in Section 6.0 continue to apply to Permanent Restricted Persons for six months after the termination of their status as a Permanent Restricted Person. See Section 6.3. If you have specific questions regarding this Policy, what may constitute Material Non-Public Information or applicable law, please contact the Chief Legal Officer or their designee.
4.0Other Prohibited Transactions
4.1No Short Sales, Hedging or Speculative Transactions. No Insider, whether or not they possess Material Non-Public Information, may trade in options, warrants, puts and calls or similar instruments on the Company’s securities or sell such securities “short” (i.e., selling stock that is not owned and borrowing the shares to make delivery) or engage in speculative trading (e.g., “day-trading”) that is intended to take advantage of short-term price fluctuations. Such activities may put the personal gain of the Insider in conflict with the best interests of the Company and its securityholders or otherwise give the appearance of impropriety. In addition, no Insider may engage in any transactions (including variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company’s equity securities.
4.2No Margin Accounts or Pledges. Securities purchased on margin may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan . Accordingly, if you purchase securities on margin or pledge them as collateral for a loan, a margin sale or foreclosure sale may occur at a time when you are aware of Material Non-Public Information or otherwise are not permitted to trade in our securities. The sale, even though not initiated at your request, is still a sale for your benefit and may subject you to liability under the insider trading rules if made at a time when you are aware of Material Non-Public Information. Similar cautions apply to a bank or other loans for which you have pledged stock as collateral.
4.3Therefore, no Insiders, whether or not in possession of Material Non-Public Information, may purchase the Company’s securities on margin, or borrow against any account in which the Company’s securities are held, or pledge the Company’s securities as collateral for a loan.
4.4Managed Accounts. If you have a managed account (where another person has been given discretion or authority to trade without your prior approval), you must advise your broker or investment advisor not to trade in Company securities at any time.
4.5Standing or Limit Orders. Standing and limit orders (except standing and limit orders under approved rule 10b5-1 trading plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when an Insider is in possession of Material Non-Public Information. As a result, the Company generally discourages the use of standing or limit orders by Insiders. Any standing order or limit order placed by an Insider on the Company’s securities should be limited to a short duration, must comply with the restrictions and procedures outlined in this Policy (including any applicable Window Periods and pre-clearance requirements), and (except standing and limit orders under approved rule 10b5-1 trading plans) must be immediately revoked by the Insider upon acquisition of Material Non-Public Information or notice by the Company of a Special Blackout (as defined below) pursuant to Section 6.5.
5.0Certain Limited Exceptions
The prohibition on trading in the Company’s securities set forth in Section 3.0 above does not apply to:
•transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to certain types of trusts of which you are the sole beneficiary during your lifetime);
•the exercise of stock options to buy and hold the Company’s stock (and not sell) (including any net settled stock option exercise to buy and hold) under our equity incentive plans; however, the sale of any such stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to satisfy tax withholding requirements, is subject to this Policy;
•the withholding by the Company (whether mandated by the Company or pursuant to a tax withholding right) of shares of restricted stock, shares underlying restricted stock units or shares subject to an option, in each case to satisfy tax withholding requirements; however, any voluntary elections by an Insider with respect to such tax withholding are subject to this Policy;
•the execution of transactions pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Company (see Section 7.3);
•sales of the Company’s securities as a selling stockholder in a registered public offering in accordance with applicable securities laws;
•trading in mutual funds and Exchange Traded Funds holding Company securities at any time, that are either based on broad indexes, such as Standard & Poor’s or Nasdaq, or on targeted sectors with portfolio holdings of at least 30 or more companies;
•to the extent the Company offers its securities as an investment option in the Company’s 401(k) plan, the purchase of stock through the Company’s 401(k) plan through regular payroll deductions; however, the sale of any such stock and the election to transfer funds into or out of, or a loan with respect to amounts invested in, the stock fund is subject to this Policy; or
•to the extent the Company offers its securities as an investment option in an employee stock purchase plan, the purchase of stock through the Company’s employee stock purchase plan; however, elections to participate in such plan, the sale of any such stock and changing instructions regarding the level of withholding contributions which are used to purchase stock is subject to this Policy.
6.0Pre-clearance of Trades and Other Procedures
6.1Permanent Restricted Persons. The following are “Permanent Restricted Persons”:
•Section 16 Persons; and

•any person who lives in the household whether or not a family member, and any of their family members who do not live in their household but whose transactions in Company securities they direct, influence, or control (e.g., parents or children who consult with Company Personnel before they trade in Company securities), and trusts, corporations and other entities controlled by any of such persons.
6.2    Restricted Persons must obtain the advance approval of the Chief Legal Officer or their designee in accordance with Section 6.3 before effecting trades of, or engaging in other transactions in, the Company’s securities, including, but not limited to, any purchase or sale, any exercise of an option (whether cashless or otherwise), gifts, loans, rights or warrant to purchase or sell such securities, contribution to a trust or other transfers, whether the transaction is for the individual’s own account, one over which they exercise control or one in which they have a beneficial interest.
6.3Other Restricted Persons. From time to time, the Company will notify persons other than Permanent Restricted Persons that they are subject to the pre-clearance requirements set forth in Section 6.3 if the Company believes that, in the normal course of their duties, they are likely to have regular access to Material Non-Public Information (“Other Restricted Persons”). Examples of such persons include members of the business development, finance, legal, corporate development, and strategy departments and their households (including any person who lives in the household whether or not a family member), and any of their family members who do not live in their household but whose transactions in Company securities they direct, influence, or control (e.g., parents or children who consult with Company Personnel before they trade in Company securities), and trusts, corporations and other entities controlled by any of such persons.
6.4Occasionally, certain individuals may have access to Material Non-Public Information for a limited period of time. During such a period, such persons may be notified that they are also Other Restricted Persons who will be subject to the pre-clearance requirements set forth in Section 6.3 and the Window Period restrictions set forth in Section 6.4. Any person notified of their status as an Other Restricted Person will remain an Other Restricted Person subject to the pre-clearance requirements set forth in Section 6.3 unless otherwise notified by the Chief Legal Officer or their designee.
6.5Pre-Clearance Procedures. Subject to Section 6.7.0, Restricted Persons must submit a request for pre-clearance to the Chief Legal Officer or their designee at least two business days in advance of the proposed transaction and by completing the attached “Request for Approval” form. Approval must be in writing, dated and signed, specifying the securities involved. Approval for transactions will generally be granted only during a Window Period (described in Section 6.4 below) and the transaction may only be performed during the Window Period in which the approval was granted and in any event within two business days from the date of approval, provided that notwithstanding receipt of pre-clearance, you may not trade in Company securities if you subsequently become aware of Material Non-Public Information prior to effecting the transaction. Approval for transactions by Section 16 Persons to purchase or sell the Company’s securities shall generally not be granted within four business days before or after the Company’s announcement of a security repurchase plan or program. Unless otherwise notified by the Company, Permanent Restricted Persons must comply with these pre-clearance requirements for six months after the termination of their status as a Permanent Restricted Person.
6.6Window Periods. The Company has established four “windows” of time during the fiscal year (“Window Periods”) during which Request for Approval forms may be approved and trading may be performed by Restricted Persons. Each Window Period begins after one full trading session on the Nasdaq has been completed after the Company makes a public news release of its quarterly or annual earnings for the prior fiscal quarter or year. Assuming the Nasdaq is open each day, the following indicates when such persons may trade after the Company’s public news release of its quarterly or annual earnings for the prior fiscal quarter or year:
Announcement on Tuesday    First Day of Trading
Before market opens    Wednesday
While market is open    Thursday
After market closes    Thursday
6.7That same Window Period will generally close on the fifteenth day of the last calendar month of the then current calendar quarter. After the close of the Window Period, except as set forth in Section 5.0 above, Restricted Persons may not trade in any of the Company’s securities at least until the start of the next Window Period. The prohibition against trading while aware of, or tipping of, Material Non-Public Information applies even during a Window Period. For example, if during a Window Period, a material acquisition or divestiture is pending or a forthcoming publication in the financial press may affect the relevant securities market, you may not trade in the Company’s securities. You must consult the Chief Legal Officer or their designee whenever you are in doubt.
6.8Special Blackouts. From time to time, the Company may require that directors, officers, selected employees and/or others be prohibited from trading in the Company’s securities for a period of time, including during a Window Period, regardless of any other provision of this Policy because of developments that have not yet been disclosed to the public (such period of time, a “Special Blackout”. If the Company declares a Special Blackout to which you are subject, then a member of the Legal Department will notify you when the Special Blackout begins and when it ends. All those affected shall not trade in the Company’s securities while the suspension is in effect, and shall not disclose to others inside or outside the Company that trading has been suspended for certain individuals. Although these Special Blackouts generally will arise because the Company is involved in a highly-sensitive transaction, incident or event, they may be declared for any reason.
6.9Notification of Window Periods. In order to assist you in complying with this Policy, the Company will endeavor to deliver an e-mail (or other communication) notifying all Restricted Persons when the Window Period has opened and when the Window Period closes. The Company’s delivery or nondelivery of these e-mails (or other communication) does not relieve you of your obligation to only trade in the Company’s securities in full compliance with this Policy.
6.10Hardship Exemptions. Those subject to the Window Periods or a Special Blackout pursuant to Section 6.5 may request a hardship exemption for periods outside the Window Periods or during a blackout, as applicable, if they are not in possession of Material Non-Public Information and are not otherwise prohibited from trading pursuant to this Policy. In addition, Permanent Restricted Persons may request a hardship exemption from the requirements set forth in Section 6.8 below to permit their trading outside of a 10b5-1 trading plan during open Window Periods, if they are not subject to a blackout, are not in possession of Material Non-Public Information and are not otherwise prohibited from trading pursuant to this Policy. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the Chief Legal Officer (or their designee).

6.11Additional Restrictions on Permanent Restricted Persons. Permanent Restricted Persons may only trade under a pre-approved 10b5-1 trading plan, as outlined in Section 7.0 below, except under the following circumstances:
i.In a transaction described under Section 5.0 above as an exception to the prohibitions on trading contained in this Policy;
ii.In connection with the sale of shares to generate cash to meet tax liabilities incurred by such person in connection with the vesting, settlement or exercise of an equity award granted under our equity incentive plans;
iii.In a broker-assisted cashless exercise of an option granted under our equity incentive plans, provided that the sale of any shares acquired pursuant to such exercise in excess of those required to pay the exercise price shall not be exempt under this Section 6.8; and
iv.In connection with bona fide gifting of shares, provided that such transaction will otherwise be subject to this Policy.
Permanent Restricted Persons who are permitted to trade outside of a pre-approved 10b5-1 trading plan pursuant to Sections 6.7, 6.8(ii), or 6.8(iii) above must comply with all of the pre-clearance and other requirements relating to Restricted Persons set forth in this Section 6.8. In addition, Permanent Restricted Persons must comply with such pre-clearance and other requirements relating to Restricted Persons for six months after the termination of their status as a Permanent Restricted Person.
7.010b5-1 and Other Trading Plans
7.110b5-1 Trading Plans. SEC Rule 10b5-1 provides generally that a purchase or sale is “on the basis” of Material Non-Public Information if the person engaging in the transaction is aware of the Material Non-Public Information when the person makes the purchase or sale.
7.2A 10b5-1 trading plan is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow, and satisfies various other conditions and limitations set forth in Rule 10b5-1(c) under the Exchange Act, including the “cooling off” periods specified thereunder. A 10b5-1 trading plan can only be established when you do not possess Material Non-Public Information. Therefore, Insiders cannot enter into these plans at any time when in possession of Material Non-Public Information and, in addition, Restricted Persons cannot enter into these plans outside Window Periods. In addition, a 10b5-1 trading plan must not permit you to exercise any subsequent influence over how, when, or whether the purchases or sales are made.
The 10b5-1 trading plan must also be entered into in good faith and without any purpose of evading the prohibitions of the SEC’s rules and the person who entered into such plan must act in good faith with respect to the plan. In some circumstances, terminating a 10b5-1 trading plan that is in place could call into question whether it was entered into in good faith.
7.3Any proposed trading plan or arrangement by Insiders, including 10b5-1 trading plans, must be pre-approved by the Chief Legal Officer prior to establishing, amending or terminating such plan. The Company reserves the right to withhold approval of the adoption, amendment or termination of any such trading plan that the Company determines is not consistent with the rules regarding such plans. No Insider will be permitted to adopt a Rule 10b5-1 trading plan if such Insider has an existing contract, instruction or plan that would qualify for the affirmative defense under Rule 10b5-1(c), subject to the exceptions set forth in the rule. Notwithstanding any approval of a Rule 10b5-1 or other trading plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan.
7.4Under this Policy, unless such requirement is waived or modified by the Chief Legal Officer or their designee in their sole discretion, a properly adopted 10b5-1 trading plan must satisfy the below requirements, in addition to any regulatory requirements:
(a) the duration spans at least six months and no more than two years; and
(b)must include a representation that, as of the date of adoption of such plan, the person adopting such plan (i) was not aware of any Material Non-Public Information about the Company or its securities; and (ii) is adopting such plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.
7.5Trades outside an effective 10b5-1 trading plan are permitted, however, you may not trade any securities that have been designated as plan securities because any such trades may be deemed a modification of the Rule 10b5-1 trading plan. Furthermore, if you are subject to the volume limitations of Rule 144 under the Securities Act, no sales of the Company’s securities outside the Rule 10b5-1 trading plan may be conducted that could effectively reduce the number of securities that could be sold under the Rule 10b5-1 trading plan because this could also be deemed a modification of such plan.
7.6You have an affirmative defense against any claim by the SEC against you for insider trading if your trade was made under a trading plan that complies with SEC Rule 10b5-1. However, if you have a 10b5-1 trading plan in place, you are still subject to risk of lawsuits by plaintiffs who may allege that the plan was not adopted in, or executed with, good faith or was part of a scheme to avoid prohibitions on illegal insider trading. You would, in that case, need to demonstrate that your 10b5-1 trading plan and any related stock transactions met the requirements described above for both the adoption and execution of the plan.
7.7The rules regarding 10b5-1 trading plans are complex and you must fully comply with them. The Company recommends that you consult your legal advisor and work with a broker and be sure that you fully understand the limitations and conditions of the rules before proceeding.
7.8If you enter into a 10b5-1 trading plan, your 10b5-1 trading plan should be structured to avoid purchases or sales on dates occurring shortly before known announcements, such as quarterly or annual earnings announcements. Even though transactions executed in accordance with a properly formulated 10b5-1 trading plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before we announce material news, and the investing public and media may not understand the nuances of trading pursuant to a 10b5-1 trading plan. This could result in negative publicity for you and the Company if the SEC or Nasdaq were to investigate your trades.
7.9For Insiders, any modification or termination of a pre-approved 10b5-1 or other trading plan requires pre-clearance by the Chief Legal Officer or their designee. In addition, any modification of a pre-approved 10b5-1 or other trading plan must occur when you are not aware of any Material Non-Public Information and must comply with the requirements of the rules regarding such trading plans (including Rule 10b5-1, if applicable) and, if you are subject to Window Period restrictions, must take place during a Window Period.
7.10Transactions effected pursuant to a pre-cleared 10b5-1 or other trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.
7.11If you are a Section 16 Person, 10b5-1 and other trading plans require special care, as the Company will be required to disclose the adoption, amendment or termination of a such plans (as well as the material terms of such plans) by such persons in its periodic reports filed with the SEC. Accordingly, it is imperative that Section 16 Persons coordinate with the Chief Legal Officer prior to adopting or modifying such plans. Moreover, because such plans may specify conditions that trigger a purchase or sale, you may not even be aware that a transaction has taken place and you may not be able to comply with the SEC’s requirement that you report your transaction to the SEC within two business days after its execution. Therefore, for Section 16 Persons, a transaction executed according to a trading plan is not permitted unless the trading plan requires your broker to notify the Company before the close of business on the day of the execution of the transaction. See Section 9.0.
8.0Potential Criminal and Civil Liability and/or Disciplinary Action
8.1Individual Responsibility. Each Insider is individually responsible for complying with the securities laws and this Policy, regardless of whether the Company has prohibited trading by that Insider or any other Insiders. Trading in securities during the Window Periods and outside of any special blackout periods, or with pre-clearance, should not be considered a “safe harbor”. We remind you that, at no time, whether or not during a Window Period and whether or not you have obtained approval, may you trade securities while in possession of Material Non-Public Information.
You should also bear in mind that any proceeding alleging improper trading will necessarily occur after the trade has been completed and is particularly susceptible to second-guessing with the benefit of hindsight. Therefore, as a practical matter, before engaging in any transaction you should carefully consider how enforcement authorities and others might view the transaction in hindsight. Further, whether or not you possess Material Non-Public Information, it is advisable that if you invest in the Company’s securities or the securities of any company that has a substantial relationship with the Company, then you do so from the perspective of a long term investor who would like to participate over time in the Company’s or such other company’s earnings growth and with the knowledge that you may be prohibited from disposing of such securities in the future.
8.2Controlling Persons. Federal securities laws provide that, in addition to sanctions against an individual who trades illegally, penalties may be assessed against what are known as “controlling persons” with respect to the violator. The term “controlling person” is not defined, but includes employers (i.e., the Company), its directors, officers and managerial and supervisory personnel. The concept is broader than what would normally be encompassed by a reporting chain. Individuals may be considered “controlling persons” with respect to any other individual whose behavior they have the power to influence. Liability can be imposed only if two conditions are met. First, it must be shown that the “controlling person” knew or recklessly disregarded the fact that a violation was likely. Second, it must be shown that the “controlling person” failed to take appropriate steps to prevent the violation from occurring. For this reason, the Company’s supervisory personnel are directed to take appropriate steps to ensure that those whom they supervise understand and comply with the requirements set forth in this Policy.
8.3Potential Sanctions.
(a)    Liability for Insider Trading and Tipping. Insiders, controlling persons and the Company may be subject to civil penalties, criminal penalties and/or jail for trading in securities when they have Material Non-Public Information or for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Non-Public Information, or to whom they have made recommendations or expressed opinions on the basis of such information about trading securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.
(b)    Possible Disciplinary Actions. Company Personnel who violate this Policy will be subject to disciplinary action, up to and including termination of employment for cause or termination of other service relationship, whether or not the Company Personnel’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.
8.4Questions and Violations. Anyone with questions concerning this Policy or its application should contact the Chief Legal Officer (or their designee). Any violation or perceived violation should be reported immediately to the Chief Legal Officer (or their designee). Anonymous reporting of violations or perceived violations may be made through the Waystar Ethics Line.
9.0Broker Requirements for Section 16 Persons
The timely reporting of transactions requires tight interface with brokers handling transactions for our Section 16 Persons. A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by the directors and executive officers of the Company with the requirements of Section 16 of the Exchange Act, brokers of Section 16 Persons must comply with the following requirements:
•not to enter any order (except for orders under pre-approved Rule 10b5-1 plans) without first verifying with the Company that the transaction was pre-cleared under Section 6.3 and complying with the brokerage firm’s compliance procedures (e.g., Rule 144); and
•to report before the close of business on the day of the execution of the transaction to the Company by telephone and in writing via e-mail to the Chief Legal Officer or their designee, the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Company’s equity securities, including gifts, transfers, pledges and all transactions under 10b5-1 and other trading plans.
Because it is the legal obligation of the trading person to cause any filings on Form 3, Form 4, Form 5 or Form 144 (or as may otherwise be required), to be made, you are strongly encouraged to confirm following any transaction that your broker has immediately telephoned and e-mailed the required information to the Company.
10.0Confidentiality
No Company Personnel should disclose any Non-Public Information to non-Company Personnel (including to family members that are non-Company Personnel), except when such disclosure is needed to carry out the Company’s business and then only when the Company Personnel disclosing the information has no reason to believe that the recipient will misuse the information (for example, when such disclosures are authorized as necessary to facilitate negotiations with vendors, suppliers or customers or when such persons are subject to contractual confidentiality restrictions). When such information is disclosed, the recipient must be told that such information may be used only for the business purpose related to its disclosure and that the information must be held in confidence. Company Personnel should disclose Non-Public Information to other Company Personnel only in the ordinary course of business, for legitimate business purposes and in the absence of reasons to believe that the information will be misused or improperly disclosed by the recipient. Non-Public Information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information or otherwise accessible by persons not entitled to the information, and Non-Public Information should not be discussed with any person within the Company under circumstances where it could be overheard.
In addition to other circumstances where it may be applicable, this confidentiality policy must be strictly adhered to in responding to inquiries about the Company that may be made by the press, securities analysts or other members of the financial community. It is important that responses to any such inquiries be made on behalf of the Company by a duly designated officer. Accordingly, Company Personnel should not respond to any such inquiries and should refer all such inquiries to the Company’s Chief Financial Officer, the head of investor relations or the Chief Legal Officer or their respective designees.
Neither this Policy nor any policy of the Company, and notwithstanding any other confidentiality or non-disclosure agreement (whether in writing or otherwise, including without limitation as part of an employment agreement, separation agreement or similar employment or compensation arrangement) applicable to current or former Insiders, should be deemed to restrict any current or former Insider from communicating, cooperating or filing a charge or complaint with the SEC or any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures, including providing documents or other information, to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any applicable law or regulation without notice to or approval of the Company, provided that (1) in each case such communications and disclosures are consistent with applicable law and (2) the information subject to such disclosure was not obtained by the current or former Insider through a communication that was subject to the attorney-client privilege, unless such disclosure of that information would otherwise be permitted by an attorney pursuant to 17 CFR 205.3(d)(2), applicable state attorney conduct rules, or otherwise. The Company will not limit the right of any current or former Insider to receive an award for providing information pursuant to the whistleblower provisions of any applicable law or regulation from any Government Entity. Any policy or agreement in conflict with the foregoing is hereby deemed amended by the Company to be consistent with the foregoing and any provision that may limit the ability of any person to receive an award under the whistleblowing provisions of applicable law or regulation will not be enforced by the Company.
11.0Legal Effect of this Policy
The Company’s Policy with respect to securities trading and the disclosure of confidential information, and the procedures that implement this Policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping which are highly complex, fact specific and evolving. Certain of the procedures are designed to prevent even the appearance of impropriety and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.

Adopted by the Board of Directors
Effective Date: August 5, 2025

ACKNOWLEDGMENT CONCERNING SECURITIES TRADING POLICY
We ask that you acknowledge that you have received, read and agree to abide by this Securities Trading Policy. Waystar Holding Corp. may ask you to re-submit this acknowledgement on an annual basis or whenever the Securities Trading Policy is significantly updated.
By my signature below, I acknowledge that I have read and received Waystar Holding Corp.’s Securities Trading Policy.
Signature:
Name (printed):
Date:

REQUEST FOR APPROVAL TO TRADE WAYSTAR HOLDING CORP. SECURITIES

Type of Security [check all applicable boxes]
Common stock
Preferred stock
Restricted stock
Stock Option
Number of Shares ____________________

Proposed Date of Transaction    ____________________

Type of Transaction
Stock option exercise – Exercise Price $_______/share
Exercise Price paid as follows:
Broker’s cashless exchange
cash
other _____________________
Withholding tax paid as follows:
Broker’s cashless exchange
cash
other _____________________
Purchase
Sale
Gift
Other

Broker Contact Information
    Company Name     ___________________________________________
    Contact Name         ___________________________________________
    Telephone         ___________________________________________
    Fax            ___________________________________________
    Account Number    ___________________________________________

Social Security or other Tax Identification Number __________________________

Status (check all applicable boxes)
Executive Officer
Board Member
Other Section 16 Person

Filing Information (check all applicable boxes and complete blanks)
    1

Date of filing of last Form 3 or 4 _____________________________________
Is a Form 144 Necessary?
Date of filing of last Form 144 _____________________________________

I hereby represent to the Company that I am not currently in possession of any material non-public information relating to Waystar Holding Corp. and its subsidiaries. I hereby certify that the statements made on this form are true and correct.
I understand that clearance may be rescinded prior to effectuating the above transaction if material non-public information regarding Waystar Holding Corp. arises and, in the reasonable judgment of Waystar Holding Corp., the completion of my trade would be inadvisable. I also understand that the ultimate responsibility for compliance with the insider trading provisions of the federal securities laws rests with me and that clearance of any proposed transaction should not be construed as a guarantee that I will not later be found to have been in possession of material non-public information.
Signature _____________________________    Date ________________________
Print Name ____________________________
Telephone Number Where You May Be Reached ________________________

Request Approved (transaction must be completed during the Window Period (as defined in Section 6.4 of the Waystar Holding Corp. Securities Trading Policy) in which this approval was granted and in any event within three business days after approval).
Request Denied
Request Approved with the following modification __________________________

Signature _____________________________    Date _____________________________

    2